UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In November 2008, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated November 5, 2008: Sanofi-aventis to discontinue all clinical trials with rimonabant.

Exhibit 99.2	Press release dated November 6, 2008: Publication in the American Heart Journal of CURRENT-OASIS 7 trial design.

Exhibit 99.3	Press release dated November 10, 2008: Sanofi Pasteur first International Vaccine Company to enter Japan with pediatric vaccine

Exhibit 99.4	Press release dated November 11, 2008: Dronedarone (Multaq®) reduced the incidence and duration of hospitalization in patients with atrial fibrillation.

Exhibit 99.5	Press release dated November 12, 2008: Russia chooses inactivated Polio Vaccine from Sanofi Pasteur for primary immunization of all infants.

Exhibit 99.6	Press release dated November 19, 2008: Sanofi-aventis announces the settlement of Nasacort® AQ U.S. Patent litigation and certain Allegra® D-12 U.S. Patent litigations.

Exhibit 99.7	Press release dated November 26, 2008: Sanofi-aventis Europe’s recommended offer for Zentiva to remain open until February 20, 2009.

Exhibit 99.8	Press release dated November 27, 2008: FDA intends to have an Advisory Committee meeting for Multaq® (dronedarone) on March 18, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 27, 2008		SANOFI-AVENTIS

	By	/S/ Patricia Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President,
Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 5, 2008: Sanofi-aventis to discontinue all clinical trials with rimonabant.

Exhibit 99.2	Press release dated November 6, 2008: Publication in the American Heart Journal of CURRENT-OASIS 7 trial design.

Exhibit 99.3	Press release dated November 10, 2008: Sanofi Pasteur first International Vaccine Company to enter Japan with pediatric vaccine

Exhibit 99.4	Press release dated November 11, 2008: Dronedarone (Multaq®) reduced the incidence and duration of hospitalization in patients with atrial fibrillation.

Exhibit 99.5	Press release dated November 12, 2008: Russia chooses inactivated Polio Vaccine from Sanofi Pasteur for primary immunization of all infants.

Exhibit 99.6	Press release dated November 19, 2008: Sanofi-aventis announces the settlement of Nasacort® AQ U.S. Patent litigation and certain Allegra® D-12 U.S. Patent litigations.

Exhibit 99.7	Press release dated November 26, 2008: Sanofi-aventis Europe’s recommended offer for Zentiva to remain open until February 20, 2009.

Exhibit 99.8	Press release dated November 27, 2008: FDA intends to have an Advisory Committee meeting for Multaq® (dronedarone) on March 18, 2009.

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